

July 29, 2014

Via E-mail
Scott E. Beer
General Counsel
Zayo Group Holdings, Inc.
1805 29th Street, Suite 2050
Boulder, CO 80301

> **Re:** **Zayo Group Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 2, 2014**
> **File No. 333-197215**

Dear Mr. Beer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please furnish all exhibits. We must review these documents before the registration statement is declared effective.

2. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses.

3. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. We note references to third-party information throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent any of these reports have prepared specifically for this filing, file a consent from the party.

Table of Contents, page i

6. We note your statement that you "have not independently verified and do not guarantee the accuracy and completion" of certain market date in your prospectus. Please revise this statement. You are responsible for the accuracy and completeness of the information in your prospectus.

Prospectus Summary, page 1

7. We note your statements throughout the prospectus that you are "one of the largest providers of bandwidth infrastructure in the United States and Europe." Please expand your disclosure to provide the measure by which you have determined your market position and your relative market share in these markets.

8. We note your disclosure regarding your financial performance for the quarter-ended March 31, 2014. To provide balance, please provide net revenue and Adjusted EBITDA for the last two years and net income (loss) for the same period.

9. Please provide us with objective support for your assertions in the prospectus summary regarding market conditions and your services. Also, make clear upon what standard or measure you base your claims. For example, provide support for the following:

    *   Your statement that you "provide our services over a unique set…" (page 1);
    *   Your statement that your "fiber networks and datacenter facilities are critical components of the overall physical network architecture…" (page 1); and
    *   Your statement that your network gives you the ability to "innovate and scale" (page 6). These are just examples.

To the extent that you do not have independent support for these statements, please disclose the bases for these beliefs.

10. We note your disclosure that you provide services under "contracts that vary between one and twenty years in length." We note your disclosure on pages 86 and 87. It appears that a typical contract length for your Lit Services segment is between one and five years. Please revise your disclosure to clarify the average length of your contracts by segment.

11. We note your disclosure that you have $4.3 billion in revenue under contract. Please tell us whether this figure takes into account your historical experience with reductions in revenue due to failures to meet service level guarantees.

12. Please provide a brief description of the terms "IRU contracts" and "Arial overlash rights" when those terms are first used.

13. We note your disclosure regarding your levered free cash flow. Item 10(e)(1)(ii)(A) of Regulation S-K prohibits "excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA)." Please explain why you are using a measure that excludes the cost of acquisitions to illustrate your cash flow.

14. Please provide a subsection in the Prospectus Summary that discloses the benefits to be received by your private equity sponsors because of the offering, including any fees payable to private equity sponsors in connection with the offering.

15. Please disclose the aggregate amount of your outstanding debt, including the amount attributable to your acquisition strategy since inception.

Our Business Strategy, page 5

16. We note your disclosure that you have identified $155 million in potential annual cost savings as of June 30, 2014. Please tell us why you believe disclosure of identified but not yet realized cost savings is appropriate in your prospectus summary. Moreover, to provide balance, please disclose each major type of cost associated with the actions necessary to achieve these cost savings and an estimate of the aggregate costs expected to be incurred in connection with these actions, including future cash expenditures.

Our Competitive Strengths, page 6

17. Please expand the disclosure regarding revenue growth to clarify whether the gross installed revenue exceeding churn was due to organic growth or growth through acquisitions.

Restructuring, page 8

18. Please expand the description of your restructuring to describe briefly the current ownership of CII and its equity structure before and after the restructuring. Please discuss the relationship between CII and your affiliates.

Corporate Information, page 8

19. Please add CII to your organizational structure.

The Offering, page 15

20. Please revise your "Use of proceeds" to specify the series of debt you expect to repay from the proceeds of the offering and quantify the amount of your proceeds that will be used for this purpose.

Risk Factors, page 15

21. Please provide risk factor disclosure regarding risks raised by the ongoing consolidation in the telecommunications and media industries.

22. Please provide risk factor disclosure regarding decreased market prices for bandwidth services.

23. Please provide risk factor disclosure regarding the substantial expense and technical difficulty experienced by customers that switch high-bandwidth providers.

24. Please provide risk factor disclosure regarding your liability for content distributed on your network.

25. Please provide risk factor disclosure regarding environmental liabilities related to your acquisition strategy.

Service level agreements in our customer agreements…, page 17

26. Please disclose the aggregate credits, or other reductions in reductions in revenue, incurred as a result of failure to meet service level guarantees in 2013.

Our debt level could negatively impact our financial condition, page 19

27. Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to debt service, both principle and interest.

Use of Proceeds, page 31

28. We note that you intend to use proceeds from the offering for acquisitions. Please expand the disclosure to state whether you have identified any acquisition candidates that are not already discussed in the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

29. Please quantify the amount of cash acquired in the AboveNet acquisition.

30. Refer to your description of churn on page 44. We note that you include negative price changes in churn. Please also disclose changes in revenues from period to period for each of the periods presented in sufficient detail to separately quantify the change in revenues due to changes in price and volume. See Financial Reporting Codification 501.04 for guidance.

Spin-Off of Business, page 42

31. Please disclose the consideration for this transaction.

Substantial Indebtedness, page 42

32. Please disclose the current estimated value of your interest rate swap.

Substantial Capital Expenditures, page 42

33. Please provide a brief description of the material terms of the stimulus grant program, including the amount of the reimbursement for each period.

Revenue, page 43

34. We note your disclosure regarding your estimated revenue growth associated with organic activity. Please tell us why you believe this metric is helpful to investors. We note that this metric utilizes an estimate of revenue for the reporting period prior to the acquisition. Please tell us why you do not report organic growth and revenue attributable to acquisitions separately.

Contractual Cash Obligations, page 86

35. We note your statement that your "purchase commitments are primarily success-based…" Please clarify whether the "purchase obligations" reflected in this table primarily relate to commitments to expand your network.

Nine Months Ended March 31, 2014 Compared to Nine Months Ended March 31, 2013, page 45

Other, page 46

36. Please discuss the underlying drivers of the decrease in sales by Zayo Professional Services.

Liquidity and Capital Resources, page 64

37. Please provide a detailed and quantified discussion of the changes to your liquidity and capital resources as a result of the anticipated use of the offering proceeds. Discuss and quantify how your debt service and other obligations will change upon the repayment of certain indebtedness with the offering proceeds.

38. Please disclose the percentage of your cash flows from operations that must be dedicated to debt service, both principal and interest.

Executive Compensation, page 103

39. In your discussion of non-equity incentive plans beginning on page 104, you state that bonuses to your named executive officers are based on the achievement of a combination of financial performance objectives, strategy initiatives, executive initiatives and financial management goals. Please disclose within this section the quantitative/objective performance targets and threshold levels that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Further, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed objective or target. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the objectives, targets or other factors, provide as much detail as necessary without providing information that would result in competitive harm. For more information, please see also Question 118.04 of Regulation S-K's Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

40. Analyze in more detail how the committee's consideration of individual performance and subjective factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. See Item 402(b)(2)(vii) of Regulation S-K. For example, we note your disclosure that each named executive officer received incremental grants of units in CII based on the committee's subjective evaluation of their overall performance and expected contribution. Please give investors more of a sense as

to how the committee considered or measured these factors to determine how individual performance should affect the amount of equity compensation earned by the executive for the year.

41. Please disclose the vesting of Mr. Caruso's options pursuant to Schedule A of his employment agreement. Please confirm whether Mr. Caruso will participate in the company's non-equity incentive plan in future periods.

Summary Compensation Table, page 107

42. Please provide tabular disclosure for the period proscribed by Item 402(c) of Regulation S-K.

Certain Relationship and Related Party Transactions, page 114

43. Please quantify the value of the services provided to and by Onvoy, LLC.

Financial Statements – Zayo Group Holdings, Inc.

Note 2 – Basis of Presentation and Significant Accounting Policies, page F-11

44. Refer to the accounting policy for stock compensation on page F-15. Please expand the disclosure to explain whether the IPO is considered a liquidity event for the common and preferred units.

Note 5 – Investment, page F-27

45. Refer to the disclosure of Impairment of cost method investment on page 56. Please expand the disclosure to specify the timeframe of the dispute with the board of managers of USCarrier and clarify which periods reflect cost method accounting. Also, explain how the cost basis was recorded in fiscal 2011 and whether any change in fair value occurred in that period. Please revise the disclosure on page 56 accordingly.

Note 13 – Stock-Based Compensation, page F-41

46. We note on pages 3 and 82 that you state that most employees are expected to have a significant portion of their performance-based compensation paid in restricted stock. To the extent that your sole shareholder, CII, has already approved or intends to issue significant additional restricted stock awards subsequent to the balance sheet date, please disclose the financial statement impact of any approved or expected awards. Please also clarify whether restricted stock awards are included in the employee ownership percentage disclosed on page 92.

47. Refer to page F-43. We note that the common unit holders received a distribution paid by CII that was accounted for as a capital contribution by CII. Please tell us the basis for your belief that this distribution to employees, officers and directors as common unit holders was a capital contribution by CII rather than additional compensation expense.

Note 17 – Segment Reporting, page F-50

48. We note on page 7 that your eight Strategic Product Groups are held to group level equity internal rate of return ("IRR") targets set by management. We also note on page 89 that product management teams are organized into eight Strategic Product Groups. Please confirm that your three reportable segments are your operating segments and clarify for us what you mean by the alignment of the eight SPGs into three reportable segments.

49. We note that have identified segment Adjusted EBITDA as the primary measure used by your CODM to evaluate individual segment operating performance. We also note that you have identified consolidated Adjusted EBITDA as a non-GAAP measure on page ii. It appears that you have provided disclosure about your consolidated Adjusted EBITDA non-GAAP measure related to its limitations, potential lack of comparability, as well as its relationship to modified EBITDA. Please consider revising this disclosure to only address segment Adjusted EBITDA, a GAAP measure, to avoid investor confusion.

50. We note that you have disclosed reconciliations of segment Adjusted EBITDA to total Adjusted EBITDA beginning on page F-51 and reconciliations from Net earnings/loss to Adjusted EBITDA beginning on page F-53. Please revise your disclosure to instead present a reconciliation of segment Adjusted EBITDA to consolidated income before income taxes and discontinued operations. Refer to ASC 280-10-50-30(b) and ASC 280-10-55-49.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director